UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission file number 1-11607

DTE ENERGY COMPANY SAVINGS
AND STOCK OWNERSHIP PLAN
(Full title of the plan)

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2018

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Savings and Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets for the year ended December 31, 2017, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Savings and Stock Ownership Plan
June 27, 2018
Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

We have served as the Plan’s auditor since 2002.

DTE Energy Company Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
	(In thousands)
ASSETS
Investment in DTE Energy Master Plan Trust, at fair value (Note 5)	$1,718,552	$1,508,305
Notes receivable from participants	24,122	24,066
Net Assets Available for Benefits	$1,742,674	$1,532,371

See accompanying Notes to Financial Statements

DTE Energy Company Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2017
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investment in DTE Energy Master Plan Trust	$240,685
Dividends and interest	8,098
Interest on loans to participants	1,067
249,850
Contributions:
Employer	35,192
Participant	61,024
Rollover	7,126
103,342
Net transfers from other sponsored plans and other	1,844
Total Additions	355,036

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(143,595)
Investment advisory and other fees	(1,138)
Total Deductions	(144,733)

Net Increase	210,303

Net Assets Available for Benefits
Beginning of year	1,532,371
End of year	$1,742,674

See accompanying Notes to Financial Statements

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements

NOTE 1 — PLAN DESCRIPTION
The following description of the DTE Energy Company Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of DTE Electric Company (DTE Electric), DTE Gas Company (DTE Gas), DTE Enterprises, Inc., DTE Energy Corporate Services, LLC (DTE LLC), Citizens Gas Fuel Company (Citizens Gas), and Midwest Energy Resources Company (MERC), otherwise referred to as the "Company" or "Companies," and the DTE Energy Company non-regulated affiliates (Participating Affiliates), excluding employees of DTE Electric, DTE Gas, MERC, and certain employees of the Participating Affiliates who are represented by collective bargaining agreements, are eligible to participate in the Plan as soon as administratively practicable upon hire. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan has three distinct subdivisions, which originate from the merger of former plans. These subdivisions are generally referred to as the DTE Electric Plan, the MCN Plan, and the Citizens Plan. Participation in the subdivisions may be dependent upon the defined benefit plan in which the employee participates.
DTE LLC is the sponsor of the Plan. The DTE Energy Benefit Plan Administration Committee (BPAC) is the administrator of the Plan (Plan Administrator). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. DTE LLC, acting through the DTE Energy Investment Committee, is responsible for the selection and retention of the Plan's investment options and any investment manager that may be appointed under the DTE Energy Master Plan Trust (Master Trust). Great-West Trust Company, LLC is the Plan Trustee (Trustee), and Empower Retirement is the Plan recordkeeper (Recordkeeper).
Investment management fees, brokerage fees, transfer taxes, and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the funds.
Contributions
A participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee After-tax Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100% of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover (Direct Rollover Contributions).
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation, annually. In the event a DTE Electric Plan or MCN Plan participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the plan year will automatically be deemed to be Employee After-tax Contributions, unless the participant is eligible for, and has elected to participate in, the DTE Energy Company Supplemental Savings Plan (SSP). Participants in the Citizens Plan will have their contributions automatically stopped when they reach the maximum amount permitted by the IRC, unless the participant is eligible for, and has elected to participate in, the SSP. If a participant's total annual additions (Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Company Contributions, and Non-Elective Contributions) reach the IRC limit for the plan year, the participant's contributions will be stopped or refunded, as applicable, unless the participant is eligible to participate in the SSP. For participants who are eligible and have elected to participate in the SSP, contributions continue on a pre-tax basis to the SSP once an IRC limit is reached.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

The Company makes Company Contributions on behalf of a participant based on the Participant's Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions. The amount of the Company Contribution is dependent upon the participant's employee group, as specified in the Plan document.
For non-represented employees of DTE Electric, DTE Gas, DTE LLC, Citizens Gas, or DTE Enterprises, Inc., or employed by the Company and designated as supporting one or more of these employers, who are hired or rehired on or after January 1, 2012, and for all non-represented employees of MERC and DTE Gas Enterprises, LLC, and all non-represented non-hourly employees of DTE Energy Services and for all employees of DTE LLC - Strategy and Corporate Development as of January 1, 2013, in addition to the Company contributions noted above for the DTE Electric Plan, the Company will make a Non-Elective Contribution each pay period, equal to 4% of the participant's eligible compensation. No loans or other withdrawals may be made from these Non-Elective Contributions while the participant is actively employed.
Catch-Up Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.
While the Company and Participating Affiliates have made their contributions to the Trustee with respect to a plan year on a current basis, the Plan permits the Company and Participating Affiliates to make Company Contributions for a plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, and Roth 401(k) Catch-Up Contributions are paid to the Plan as soon as those amounts can reasonably be segregated from the Company's and Participating Affiliates' general assets. The Company and Participating Affiliates expect to continue to make Plan contributions on a current basis.
Participant Accounts
Each participant's account is credited with the participant's contributions, including eligible Direct Rollover Contributions, Company Contributions, Non-Elective Contributions, and investment earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Tax Deferred Contributions, employee after-tax contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions, as well as Company Contributions for employees who hired prior to January 1, 2007, are fully vested at all times. For employees hired on or after January 1, 2007, Company Contributions and Non-Elective Contributions will vest according to the following schedule:

Years of Service	Percent Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%
In addition, a participant will have a fully vested interest in Company Contributions and Non-Elective Contributions upon (a) attainment of age 65, (b) disability, as defined in the Plan, (c) death, (d) termination of the Plan, or (e) in some cases, in connection with the sale of a business.
Investment Options
Participants may elect to have their Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

The Company Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions from the DTE Energy Stock Fund to one or more investments at any time. The Non-Elective Contribution will be initially invested in the Plan's qualified default investment alternative. Participants can elect to transfer Non-Elective Contributions from the Plan's qualified default investment alternative to one or more investments at any time.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant's election.
Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Administrative and Brokerage Fees
A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., investment management fees and other operating expenses) are used to cover expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. Participant fees relating to individual participant's brokerage accounts are included in individual transactions within that account.
For the DTE Energy Stock Fund, brokerage, commission, and other fees connected with the purchase and sale of securities are paid by participants who have invested in the fund.
Plan administration fees cover the day-to-day expenses of administering the Plan. These costs are paid fully by the Company. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of DTE Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant in the DTE Electric Plan. For participants in the MCN Plan and the Citizens Gas Plan, shares with respect to which the Trustee does not receive voting instructions will be voted by the Trustee in the same proportion as shares for which the Trustee receives voting instructions.
Distributions, Withdrawals, and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (but generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the participant's principal residence due to casualty loss.
Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee After-tax Contributions (if applicable), Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions, and Roth 401(k) Catch-Up Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which may be a principal residence loan.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

Subject to certain terms and conditions, a participant may initiate a general purpose loan for a period of one to five years, or a principal residence loan for a period up to 25 years, at a fixed rate equal to the prime interest rate plus 1%, updated monthly, at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50% of the participant's account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the participant's account, then transferred to the participant's loan account and paid in cash to the participant by the Trustee. Loan repayments of principal and interest are invested as received according to the participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, participants will become 100% vested in their accounts.
Plan Amendments
There were no significant plan amendments in 2017.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value, except for Common/Collective Trusts which are reported at net asset value as a practical expedient for fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Participating Affiliates
Other affiliated companies of DTE Energy Company may adopt the Plan with the approval of both the Chairman of the Board of the Company and the chairman of the affiliate.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

Notes Receivable from Participants
Notes receivable from participants are valued at cost plus accrued interest and secured by a portion of the participant’s account balance as collateral. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Master Trust invests in various securities, including Registered Investment Companies, DTE Energy Common Stock, and Common/Collective Trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.
A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
Recently Issued Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This ASU standardizes the presentation requirements for investments in master trusts and changes in investments in master trusts so they are presented as single line items in the financial statements and requires all plans to disclose the dollar amount of their interest in each general type of investment, other assets, and liabilities held by master trusts, while removing the requirement to disclose the percentage interest in a master trust for plans with divided interests. Also, health and welfare benefit plans with section 401(h) account assets will not be required to provide investment disclosures related to those assets. It is effective for fiscal years beginning after December 15, 2018. It is to be applied retrospectively, and early adoption is permitted. The standard will not have a significant impact to the Plan's financial statements.

NOTE 4 — FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on April 2, 2015 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan is qualified under Sections 401(a) and 401(k) of the IRC, and therefore, the related trust is exempt from taxation. The Plan Administrator is not aware of any unrecognized tax benefits as of December 31, 2017 or 2016. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2014.

NOTE 5 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the DTE Gas Company Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statements of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 65% at December 31, 2017 and 2016). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Participant and Employer Contributions, and Distributions and withdrawals.
A summary of the Master Trust assets as of December 31, 2017 and 2016 is as follows:

	December 31,
	2017	2016
	(In thousands)
Investments, at fair value:
Registered investment companies	$1,338,909	$1,157,789
DTE Energy common stock	501,188	460,977
Common/collective trusts	785,278	695,609
Assets held in Master Trust	$2,625,375	$2,314,375

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

The following is a summary of investment gains (losses) in the Master Trust for the year ended December 31, 2017:

Year Ended December 31,
2017
(In thousands)
Net appreciation	$341,776
Interest, dividends, and other	41,756
Total investment gain	$383,532
The following tables present investments of the Master Trust measured and recorded at fair value on a recurring basis as of December 31, 2017 and 2016:

	2017
	Level 1	Other(a)	Total
	(In thousands)
Registered investment companies	$1,338,909	$—	$1,338,909
DTE Energy common stock	501,188	—	501,188
Common/collective trusts	—	785,278	785,278
Total Investments at fair value	$1,840,097	$785,278	$2,625,375
_______________________________________

(a)	Amounts represent assets valued at net asset value (NAV) as a practical expedient for fair value.

	2016(a)
	Level 1	Other(b)	Total
	(In thousands)
Registered investment companies	$1,157,789	$—	$1,157,789
DTE Energy common stock	460,977	—	460,977
Common/collective trusts	—	695,609	695,609
Total Investments at fair value	$1,618,766	$695,609	$2,314,375
_______________________________________

(a)	The December 31, 2016 balances have changed to conform to the presentation of the December 31, 2017 asset categories.

(b)	Amounts represent assets valued at NAV as a practical expedient for fair value.
The Plan had no Level 2 or Level 3 assets at December 31, 2017 and 2016. The Plan has a policy that transfers between levels are recognized at the end of a reporting period. There were no significant transfers between levels of the fair value hierarchy during 2017.
Registered Investment Companies (mutual funds)
Valued at the NAV of shares held by the plans at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.
DTE Energy Common Stock
Valued at the closing price reported on the New York Stock exchange and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trusts
Represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investments in this category has been estimated using the NAV per unit as a practical expedient provided by the fund managers. There were no unfunded commitments at December 31, 2017 and 2016. There were no redemption restrictions or redemption notice period at December 31, 2017 and 2016, and the assets can be redeemed from the Plan at any time.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

NOTE 6 — DTE ENERGY STOCK FUND
Significant components of the changes in Net Assets Available for Benefits in 2017 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

Year Ended December 31,
2017
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investment in the Master Trust	$26,890
Dividends and interest	8,106
34,996
Contributions:
Employer	29,412
Participant	5,700
Rollover	14
35,126
Other	2,296
Total Additions	72,418

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(24,358)
Interfund transfers and other	(23,075)
Total Deductions	(47,433)

Net Increase	24,985

Net Assets Available for Benefits
Beginning of year	243,361
End of year	$268,346

NOTE 7 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS
Through mid-November 2016, JPMorgan Chase acted as the Plan's sub-custodian. In addition, JPMorgan Chase was also an investment manager for a Common/Collective Trust held in the Master Trust. The Master Trust also holds shares of DTE Energy Company common stock. Therefore, these transactions qualify as party-in-interest transactions.

Supplementary Information

DTE Energy Company Savings and Stock Ownership Plan
Federal Employer Identification Number: 20-5898509; Plan Number: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value (In thousands)
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 11.00% maturing through 2042	$0	$24,122

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

June 27, 2018	/s/ DIANE M. ANTISHIN
Diane M. Antishin
Vice President Human Resources and Chair of Benefit Plan Administration Committee